FOIA CONFIDENTIAL TREATMENT REQUEST

April 2, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant
Office	of Beverages, Apparel and Mining

Re: AmerisourceBergen	Corporation

              Form 10-K for the Fiscal Year Ended September 30, 2011

              Filed November 22, 2011

              File No. 001-16671

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 20, 2012 (the “Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended September 30, 2011 (the “2011 Form 10-K”) of AmerisourceBergen Corporation (the “Registrant”).

We have reproduced the comments contained in the Comment Letter and have set forth the Registrant’s response below the text of each comment.

Form 10-K for the Year Ended September 30, 2011

Item 1. Business, page 1

1.	We note your disclosure on page 3 that your specialty pharmaceuticals business represented $15.5 billion in revenue for fiscal year 2011. We also note your disclosure on page 21 that your specialty group provides pharmaceutical distribution and other services primarily to physicians who specialize in a variety of disease states, especially oncology as well as third party logistics and outcomes research, and other services for biotechnology and other pharmaceutical manufacturers. Please advise us with a view to disclosure of the factors you consider when determining what products and services are deemed “Specialty.” In so doing, please clarify whether your definition of specialty is based on an industry, regulatory or other standard. Also, please advise us to the best of your knowledge if your use of the term, specialty, is the same as or comparable to what is used by other pharmaceutical distribution companies.

Response:

The term “specialty” is an industry standard which refers to pharmaceutical products that treat complex diseases, such as cancer, diabetes and multiple sclerosis. The AmerisourceBergen Specialty Group (“ABSG”) operating segment purchases these products from brand and generic pharmaceutical manufacturers and then distributes them to physicians and other health care providers who administer the products to the ultimate patient. ABSG also distributes these specialty products to other pharmaceutical distributors. For example, AmerisourceBergen Drug Corporation (“ABDC”) is ABSG’s largest customer. As a result, ABDC distributes the same specialty products to its customers. Our two largest competitors, McKesson Corporation (“McKesson”) and Cardinal Health, Inc. (“Cardinal”), both of whom are pharmaceutical distributors, are also very significant customers of ABSG. We believe our use of the term “specialty” is comparable to what is used by our two primary competitors, McKesson and Cardinal, and the industry as a whole. Similar to AmerisourceBergen, our competitors’ specialty pharmaceutical businesses are combined with their other pharmaceutical distribution businesses to form their core drug distribution reportable segments.

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.

United States Securities and Exchange Commission

April 2, 2012

Notes to Consolidated Financial Statements, page 41

Note 14, Business Segment Information, page 63

2.	We note your disclosure that the AmerisourceBergen Drug Corporation (“ABDC”) and AmerisourceBergen Specialty Group (“ABSG”) operating segments each operate in a high volume and low margin environment and, as a result, their economic characteristics are similar. We further note your discussion of operating results in your periodic reports, earnings releases on Forms 8-K and earnings conference call transcripts; and statements in your earnings conference call transcripts that specialty is one of the two primary growth drivers from which you continue to benefit. It appears to us that your operating segments may have dissimilar gross margins and sales trends. Please provide us with a robust analysis to support your conclusion that your operating segments have similar economic characteristics, including your consideration of gross margins and sales trends of each operating segment. Refer to ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C.

Response:

When evaluating the performance of our operating segments, our Chief Operating Decision Maker (“CODM”) uses the operating income of each segment, which is determined on the same basis as that used to determine our operating income as presented in our consolidated statements of operations. As illustrated in Exhibit I, the operating income margins of ABSG (which exclude the impact of certain specialty generic product introductions which are described further in the following paragraph) and ABDC during the fiscal years ended September 30, 2010 and 2011 differ by less than [***]%. Also, for our current fiscal year ending September 30, 2012, the operating income margins of ABSG and ABDC are estimated to differ by [***]%. With respect to our fiscal years ending September 30, 2013, 2014, and 2015, the operating margins are projected to differ by [***]%, [***]% and [***]%, respectively. In all years presented, our operating margins for each of ABDC and ABSG are less than [***]%, which is consistent with our disclosure that each operating segment operates in a low margin environment. The estimates for fiscal 2013 through 2015 are based on preliminary planning results, which have been prepared at a high level and are subject to further review. Our detailed planning process, which involves a bottoms up approach for each business unit, for the fiscal year ending September 30, 2013 will not commence until May 2012. We believe this historical and forward looking analysis demonstrates that the ABSG and ABDC operating segments have been and will continue to be economically similar.

As previously disclosed in our 2011 Form 10-K, over the last two fiscal years ended September 30, 2010 and 2011, ABSG’s revenue growth and margins have been significantly impacted by three specialty generic product introductions (launches). Oxaliplatin, Gemcitabine, and Docetaxel (all generic oncology drugs), were launched in the quarters ended September 30, 2009, December 31, 2010, and March 31, 2011, respectively. The Oxaliplatin launch was unique and significant in size. The Gemcitabine and Docetaxel launches, which were also significant, were coincidentally launched within months of each other. While these launches will continue to favorably impact ABSG’s margins in our fiscal years ending September 30, 2012 and 2013, their impact will be significantly less than the impact they had in fiscal years 2010 and 2011. Given the unique and significant impact these specialty generic product launches have had on our operating income, we provided supplemental disclosure in our Management’s Discussion and Analysis of the dollar impact of these generic launches on our reported operating income. Generic product launches have benefitted, and are expected to continue to benefit, both ABDC and ABSG. However, we believe the benefit that we will receive from future generic specialty product launches is not likely to resemble the benefit we received from the above three oncologic product launches. Accordingly, our operating plan for the two years ending September 30, 2015 assumes a reduced benefit from specialty generic product launches when compared to prior periods.

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.

United States Securities and Exchange Commission

April 2, 2012

The detailed analysis attached as Exhibit I to this letter illustrates the impact that these specialty generic product launches have had on our revenues and margins. Due to the unique nature of the above generic specialty launches, we have excluded their impact when comparing the economic similarities of ABSG and ABDC. Additionally, the comparable operating margins of ABSG and ABDC are impacted by the same competitive and regulatory environment.

We believe that ABSG and ABDC have similar revenue growth trends, which are in line with industry expectations. Actual revenue growth rates can be significantly impacted in any given year by customer wins and losses. We have historically disclosed significant customer wins and losses and their impact on our revenue trends within Management’s Discussion & Analysis in our Annual and Quarterly Reports filed with the Commission. As previously disclosed in our 2011 Form 10-K, our expected growth rates for ABSG and ABDC reflect U.S. pharmaceutical industry conditions, including increases in prescription drug utilization, the introduction of new products and higher branded pharmaceutical prices, offset in part by the increased use of lower priced generics.

*                     *                     *

In connection with the Commission’s request in the Comment Letter that the Registrant provide a statement containing certain acknowledgements, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 727-7185 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

            Sincerely,

            /s/ Tim G. Guttman

            Tim G. Guttman

            Vice President and Controller and

            Acting Chief Financial Officer

cc:	Brian McAllister
John Archfield
Adam Turk
James Lopez

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.

United States Securities and Exchange Commission

April 2, 2012

EXHIBIT I

OPERATING INCOME MARGIN
Period		ABSG			Proforma ABSG			ABDC			% Point Difference		Margin Difference
Fiscal 2010:	Operating Income	$	[***]		$	[***]	(a)	$	[***]
(Actual)	% of Revenue		[***]	%		[***]	% (a)		[***]	%	[***	]%	[***]% (c)

Fiscal 2011:	Operating Income	$	[***]		$	[***]	(a)	$	[***]
(Actual)	% of Revenue		[***]	%		[***]	% (a)		[***]	%	[***	]%	[***]% (c)

Fiscal 2012:	Operating Income	$	[***]		$	[***]	(a)	$	[***]
(Estimate)	% of Revenue		[***]	%		[***]	% (a)		[***]	%	[***	]%	[***]% (c)

Fiscal 2013:	Operating Income	$	[***]		$	[***]	(a)	$	[***]
(Plan)	% of Revenue		[***]	%		[***]	% (a)		[***]	%	[***	]%	[***]% (c)

Fiscal 2014:	Operating Income	$	[***]		$	[***]		$	[***]
(Plan)	% of Revenue		[***]	%		[***]	%		[***]	%	[***	]%	[***]% (c)

Fiscal 2015:	Operating Income	$	[***]		$	[***]		$	[***]
(Plan)	% of Revenue		[***]	%		[***]	%		[***]	%	[***	]%	[***]% (c)

REVENUE
Period		ABSG			Proforma ABSG			ABDC
Fiscal 2010:	Revenue		$16,007,091,342		$	[***]	(b)		$63,400,878,276
(Actual)	Revenue Growth		4.64%			[***]	% (b)		9.92%

Fiscal 2011:	Revenue		$15,476,861,050		$	[***]	(b)		$66,436,165,816
(Actual)	Revenue Growth		-3.31%			[***]	% (b)		4.79%

Fiscal 2012:	Revenue	$	[***]		$	[***]	(b)	$	[***]	(d)
(Estimate)	Revenue Growth		[***]	%		[***]	% (b)		[***]	%(d)

Fiscal 2013:	Revenue	$	[***]		$	[***]	(b)	$	[***]	(d)
(Plan)	Revenue Growth		[***]	%		[***]	% (b)		[***]	%(d)

Fiscal 2014:	Revenue	$	[***]		$	[***]		$	[***]
(Plan)	Revenue Growth		[***]	%		[***]	%		[***]	%

Fiscal 2015:	Revenue	$	[***]		$	[***]		$	[***]
(Plan)	Revenue Growth		[***]	%		[***]	%		[***]	%

Footnotes:	(a) Operating Income and Operating Income as a % of Revenue are adjusted for the impact of the Oxaliplatin, Gemcitabine, and Docetaxel specialty generic launches.

(b)    Revenue and Revenue Growth are adjusted for the impact of the Oxaliplatin, Gemcitabine, and Docetaxel specialty generic launches. The ABSG revenue decline in fiscal 2011 was primarily due to the discontinuance of its contract with a third party logistics customer, as noted in our 2011 Form 10-K. This customer accounted for approximately $[***] of ABSG’s revenue in fiscal 2010.

(c) Margin difference when comparing proforma ABSG operating income margin to ABDC operating income margin.

(d)    ABDC revenue is expected to be relatively flat in fiscal 2012 in comparison to fiscal 2011 [***] primarily due to the significant number of brand to generic drug conversions. Additionally, as noted in our 2011 Form 10-K, one of ABDC’s larger retail customers, the former Long’s Drugs, with annual revenue totaling $2 billion, was acquired by a customer of one of our competitors and did not renew its contract with us. As a result, we no longer serviced this customer after September 30, 2011.

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.